China Digital TV Announces Share Repurchase Program

BEIJING, September 17, 2008 — China Digital TV Holding Co., Ltd. (NYSE: STV), or China Digital TV, the leading provider of conditional access systems to China's rapidly growing digital television market, today announced that its board of directors has approved a share repurchase program.

China Digital TV has been authorized by its board of directors to repurchase up to US$40 million worth of its issued and outstanding American Depositary Shares (“ADSs”). Any repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which, if adopted, would allow China Digital TV to repurchase its ADSs during periods in which it may be in possession of material non-public information) or otherwise in compliance with applicable laws. The timing and extent of any repurchases will depend upon market conditions, the trading price of ADSs and other factors, and be subject to the restrictions relating to volume, price and timing under applicable laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended. China Digital TV expects to implement this share repurchase program in a manner consistent with market conditions and the interest of the shareholders. China Digital TV’s board of directors will review the share repurchase program periodically, and may authorize adjustments of its terms and size accordingly. China Digital TV plans to fund repurchases made under this program from available cash balance.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. These statements include, among other things, China Digital TV’s anticipated repurchase of its ADSs. China Digital TV may repurchase all US$40 million of its ADSs, no ADSs, or any amount in between, depending on the trading price of its ADSs, which may be positively or negatively impacted by the share repurchase program, market conditions, determinations following the date of this announcement to use such funds for other purposes, or for other reasons. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement. Further information regarding such risks and uncertainties is included in China Digital TV’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of conditional access (“CA”) systems to China’s rapidly growing digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its subsidiaries, Beijing Super TV Co., Ltd. and Beijing Novel-Super Media Investment Co., Ltd, and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn .

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel:	+86.10.8279-0021
Email:	ir@novel-supertv.com

Helen Plummer
Ogilvy Financial, Beijing
Tel:	+86-10 8520-3090
Email:	helen.plummer@ogilvy.com

In the United States:

Jessica Barist Cohen
Ogilvy Financial, New York
Tel:	+1-646-460-9989
Email:	jessica.cohen@ogilvy.com